Exhibit 99.2

MOTION ACQUISITION CORP.

COMPENSATION COMMITTEE CHARTER

1.	Members

The Board of Directors (the “Board”) of Motion Acquisition Corp. (the “Company”) shall appoint a Compensation Committee (the “Committee”) of at least two members, consisting entirely of independent directors, and shall designate one member as chairperson. Members of the Committee shall be appointed by the Board upon the recommendation of the Governance and Nominating Committee and may be removed by the Board in its discretion. Each Committee member must satisfy the applicable independence requirements of the Nasdaq Stock Market LLC (“Nasdaq”) and meet all other eligibility requirements of applicable laws, as determined by the Board. In addition, (a) if any compensation or benefit plan administered by the Compensation Committee is subject to Rule 16b-3 of the Securities Exchange Act of 1934, at least two members of the Committee shall also qualify as a “non-employee director” as such term is defined under Rule 16b-3, and (b) if an award or payment under any compensation or benefit plan administered by the Committee would be subject to the deduction limitation under Section 162(m) of the Internal Revenue Code of 1986, at least two members of the Committee shall also qualify as “outside directors” as such term is defined under Section 162(m) and regulations thereunder.

2.	Purposes, Duties, and Responsibilities

The purpose of the Committee shall be to assist the Board in discharging its responsibilities relating to compensation of the Company’s executive officers and directors and approval of equity-based awards. Among its specific duties and responsibilities, the Committee shall:

a.  Oversee the Company’s compensation structure, policies and programs for executive officers, and assess whether the Company’s compensation structure establishes appropriate incentives for executive management.

b.  Recommend to the Board an executive compensation policy that:

i.	Supports the Company’s overall business strategy and objectives.

ii.	Attracts and retains key executives.

iii.	Links total compensation with business objectives and the performance of the Company under a variety of business conditions.

iv.	Provides competitive total compensation opportunities at a reasonable cost while enhancing shareholder value.

c.  Review and approve goals and objectives relevant to CEO compensation, evaluate the CEO’s performance in light of those goals and objectives, compare the CEO’s compensation against a peer group, and recommend the CEO’s compensation to the Board for approval by a majority of the independent directors, it being understood that the CEO may not be present during the Committee’s deliberations or voting on the CEO’s compensation.

d.  Review and approve goals and objectives relevant to executive officer compensation (other than the CEO), evaluate the performance of executive officers in light of those goals and objectives, compare executive officer compensation against peer group compensation, and recommend executive officer compensation (base salaries, incentive compensation and perquisites, as applicable) to the Board for approval by a majority of the independent directors, in each case with the participation of the CEO.

e.  Oversee administration of the Company’s equity-based compensation plans and make recommendations to the Board regarding plan revisions as deemed necessary, and approve all stock option grants, restricted stock awards, and other equity-based awards under these plans, including any performance criteria relating to these plans or awards.

f.  Review and recommend employment agreements and severance arrangements for executive officers, including change-in-control provisions, plans or agreements.

g.  Review and make recommendations to the Board regarding director compensation.

h.  If required by applicable rules and regulations, review and discuss with management the Company’s Compensation Discussion and Analysis (“CD&A”) and related disclosures that Securities and Exchange Commission (“SEC”) rules require be included in the Company’s annual report and proxy statement, recommend to the Board based on the review and discussions whether the CD&A should be included in the annual report and proxy statement, and prepare the Committee report required by SEC rules for inclusion in the Company’s annual report and proxy statement.

i.  Review the compensation of non-employee directors for service on the Board and its committees and recommend changes in compensation to the Board.

j.  At least annually, assess whether the work of compensation consultants involved in determining or recommending executive or director compensation has raised any conflict of interest that is required to be disclosed in the Company’s annual report and proxy statement.

k.  Annually evaluate the performance of the Committee and the adequacy of its charter.

3.	Outside Advisors

a.  The Committee shall have the authority, in the Committee’s sole discretion, to retain or obtain such compensation consultants, outside counsel and other advisors as it determines appropriate to assist it in the full performance of its functions, including any compensation consultant used to assist the Committee in the evaluation of director, CEO or executive compensation, and to approve the fees and other retention terms of any advisors retained by the Committee.

b.  The Committee shall be directly responsible for the appointment and oversight of the work carried out by any compensation consultants, outside counsel or other advisors retained by the Committee and shall receive appropriate funding, as determined by the Committee, from the Company for payment of compensation to any such advisors.

c.  The Committee shall assess the independence of any consultants, outside counsel or other advisors (whether retained by the Committee or management) that provide advice to the Committee, before selecting or receiving advice from them, based on factors set forth in Nasdaq’s listing standards.

4.	Meetings

The Committee shall meet as often as it deems necessary or appropriate in its judgment, either in person or telephonically, and at such times and places as the Committee shall determine. The Committee shall report regularly to the full Board with respect to its meetings. The presence of a majority of the members of the Committee at a duly called meeting shall constitute a quorum for the purpose of conducting business.

3